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                          DIETRICH, REYNOLDS & KOOGLER
                                ATTORNEYS AT LAW
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43216

                                 (614) 249-8678
                            FACSIMILE: (614) 249-2418



               Practice limited to Nationwide Insurance Companies
                         and their associated companies


December 23, 1999

VIA EDGAR
---------

The United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Nationwide Mutual Funds (formerly Nationwide Investing Foundation III) Withdrawal of Post-Effective Amendments
         SEC File Nos. 333-40455, 811-08495


Ladies and Gentlemen:

On behalf of Nationwide Mutual Funds (the "Trust") and pursuant to Rule 477 under the Securities Act of 1933, we hereby request that Post-Effective Amendment No. 13 and Post-Effective Amendment No. 16 to the Trust's Registration Statement on Form N-1A (the "Post-Effective Amendments") be withdrawn. This request is being made after consultation with the staff of the Securities and Exchange Commission concerning certain of the investment company series being registered in the Post-Effective Amendments.

Very truly yours,

DIETRICH, REYNOLDS & KOOGLER


Elizabeth A. Davin





cc:      Joy Kemppainen
         Division of Investment Management
         Mail Stop 5-5